================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2
                                (AMENDMENT NO. )*

                               ARTES MEDICAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    04301Q100
                                 (CUSIP Number)

                               JOHN R. COSTANTINO
                                 NGN CAPITAL LLC
                         369 LEXINGTON AVE., 17TH FLOOR
                        NEW YORK, NY 10017 (212) 972-0077
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 28, 2007
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS.

                  NGN Biomed Opportunity I, L.P.

--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                     5          SOLE VOTING POWER
NUMBER OF                                        0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY                         6          SHARED VOTING POWER
OWNED BY                                         625,920
EACH REPORTING
--------------------------------------------------------------------------------
PERSON                               7          SOLE DISPOSITIVE POWER
WITH                                             0

--------------------------------------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                 625,920
--------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  625,920
--------------------------------------------------------------------------------
10                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES [_]
--------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.77%
--------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS.

                  NGN BioMed I, GP, L.P.

--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                     5          SOLE VOTING POWER
NUMBER OF                                        0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY                         6          SHARED VOTING POWER
OWNED BY                                         625,920
EACH REPORTING
--------------------------------------------------------------------------------
PERSON                               7          SOLE DISPOSITIVE POWER
WITH                                             0

--------------------------------------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                 625,920
--------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  625,920
--------------------------------------------------------------------------------
10                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES [_]
--------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.77%
--------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS.

                  NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG

--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                     5          SOLE VOTING POWER
NUMBER OF                                        0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY                         6          SHARED VOTING POWER
OWNED BY                                         425,508
EACH REPORTING
--------------------------------------------------------------------------------
PERSON                               7          SOLE DISPOSITIVE POWER
WITH                                             0

--------------------------------------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                 425,508
--------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  425,508
--------------------------------------------------------------------------------
10                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES [_]
--------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.73%
--------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS.

                  NGN Capital, LLC

--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                     5          SOLE VOTING POWER
NUMBER OF                                        0
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY                         6          SHARED VOTING POWER
OWNED BY                                         1,164,474
EACH REPORTING
--------------------------------------------------------------------------------
PERSON                               7          SOLE DISPOSITIVE POWER
WITH                                             0

--------------------------------------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                 1,164,474
--------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,164,474
--------------------------------------------------------------------------------
10                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES [_]
--------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.69%
--------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------

ITEM 1       (a)  Name of Issuer:  Artes Medical, Inc.

             (b) Address of Issuer's Principal Executive Offices:

             5870 Pacific Center Boulevard
             San Diego, California

ITEM 2       (a)  Names of Persons Filing:

             This Statement is being filed by (1) NGN Biomed Opportunity I, L.P. ("NGN Biomed Opportunity I"); (2) NGN BioMed I, GP, L.P. ("NGN GP") which is the sole general partner of NGN Biomed Opportunity I; (3) NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG ("NGN Biomed Opportunity I GmbH"); and (4) NGN Capital, LLC ("NGN Capital"), which is the sole general partner of NGN GP and the managing limited partner of NGN Biomed Opportunity I GmbH (each a "Reporting Person" and collectively, the "Reporting Persons").

             (b) Address of Principal Business Office or, if none, Residence:

             The principal business address of each of the Reporting Persons is 369 Lexington Avenue, 17th Floor, New York, New York 10017.

             (c)  Citizenship:

             NGN Biomed Opportunity I and NGN GP are Delaware limited partnerships. NGN Biomed Opportunity I GmbH is a German limited liability partnership. NGN Capital is a Delaware limited liability company.

             (d) Title of Class of Securities:

             Common Stock, par value $0.001 per share ("Common Stock").

             (e) CUSIP Number:

             Common Stock:   04301Q100

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

             (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
             78c).

             (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

             (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

             (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

             (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

             (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.      Ownership.

             As of the date of this Statement, NGN Biomed Opportunity I is the record holder of 625,920 shares (including 81,938 shares subject to exercise of warrants) of Common Stock (the "NGN Biomed Opportunity I Shares"), NGN Biomed Opportunity I GmbH is the record holder of 452,508 shares (including 59,237 shares subject to exercise of warrants) of Common Stock (the "NGN Biomed Opportunity I GmbH Shares") and NGN Capital is the record holder of 38,046 shares subject to exercise of stock options. As sole general partner of NGN Biomed Opportunity I, NGN GP along with NGN Capital, the sole general partner of NGN GP, may be deemed to beneficially own the NGN Biomed Opportunity I Shares. As the sole managing limited partner of NGN

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 7 OF 9 PAGES
--------------------------------------------------------------------------------

             Biomed Opportunity I GmbH, NGN Capital may be deemed to beneficially own the NGN Biomed Opportunity I GmbH Shares. By virtue of the relationship among NGN Biomed Opportunity I, NGN Biomed Opportunity I GmbH, NGN GP and NGN Capital, each of the Reporting Persons may be deemed to share the power to direct the disposition and vote of the NGN Biomed Opportunity I Shares and the NGN Biomed Opportunity I GmbH Shares, for an aggregate of 1,116,474 shares of Common Stock (the "Record Shares"). Each Reporting Person also expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares, if any, such Reporting Person holds of record.

             The Record Shares represent approximately 6.69% of the Common Stock outstanding, based upon 16,514,163 shares of Common Stock reported by the Issuer to be outstanding as of September 30, 2007 in a Quarterly Report on Form 10-Q filed on November 14, 2007. Shares of Common Stock that may be acquired pursuant to options and warrants are deemed outstanding for computing the percentage ownership beneficially owned.

             A. AMOUNT BENEFICIALLY OWNED: 1,116,474

             B. PERCENT OF CLASS: 6.69%

             C. NUMBER OF SHARES AS TO WHICH EACH PERSON HAS:

                I.   SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 0

                II.  SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 1,116,474

                III. SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0

                IV.  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                     1,116,474

ITEM 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

             Not applicable.

ITEM 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

ITEM 8.      Identification and Classification of Members of the Group.

             Not applicable.

ITEM 9.      Notice of Dissolution of Group.

             Not applicable.

ITEM 10.     Certifications.

             Not applicable.

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 8 OF 9 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: December 26, 2007

NGN BIOMED OPPORTUNITY I, L.P.

By:       NGN Biomed I GP, L.P., its General Partner

By:       NGN Capital LLC, its General Partner

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing Member

NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:       NGN Capital, LLC, its Managing Limited Partner

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing General Partner


NGN BIOMED I GP, L.P.

By:       NGN Capital LLC, its General Partner

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing Member

NGN CAPITAL LLC

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing Member

--------------------------------------------------------------------------------
CUSIP NO. 04301Q100                    13G                     PAGE 9 OF 9 PAGES
--------------------------------------------------------------------------------

                                    Exhibit 1
                                    ---------

                            AGREEMENT OF JOINT FILING
                            -------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Artes Medical, Inc.

EXECUTED this 26th day of December, 2007.

NGN BIOMED OPPORTUNITY I, L.P.

By:       NGN Biomed I GP, L.P., its General Partner

By:       NGN Capital LLC, its General Partner

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing Member

NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:       NGN Capital, LLC, its Managing Limited Partner

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing General Partner


NGN BIOMED I GP, L.P.

By:       NGN Capital LLC, its General Partner

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing Member

NGN CAPITAL LLC

By:       /s/ John R. Costantino
          ----------------------------------

          John R. Costantino
          Managing Member